Exhibit 99

FOR IMMEDIATE RELEASE
THURSDAY, NOVEMBER 28, 2002

Shell Canada announces $810 million capital expenditure program for 2003

Calgary, Alberta — Shell Canada announced today an approved capital and exploration expenditure plan for 2003 totaling approximately $810 million. About $55 million of the planned 2003 expenditures are for Oil Sands and are primarily related to completion of the Athabasca Oil Sands Project (AOSP). The 2003 program for Resources includes approximately $140 million for exploration and $335 million for development projects. The 2003 program for Oil Products includes approximately $95 million for marketing and $140 million for manufacturing and distribution projects.

Planned expenditures in 2003 are down significantly from levels over the past two years due to the completion of the AOSP, the largest project in the company’s history. AOSP commissioning and start-up activities are progressing on schedule. Testing of the froth treatment facilities at the mine site is well underway. First production and delivery of clean bitumen to the Scotford upgrader is expected to start before year-end. At the upgrader, commissioning of primary distillation and synthetic crude units remains on track for first production of synthetic crude oil early next year.

Over the next five years, Shell’s planned capital and exploration expenditure program totals $3.4 billion. This includes approximately $2 billion for the Resources business segment and $1 billion for the Oil Products segment. The Resources five-year program includes $1.2 billion to progress opportunities in the East Coast and Mackenzie Delta frontier areas, subject to obtaining necessary approvals for related developments and investments. This plan does not include capital expenditures for optimization and debottlenecking of the AOSP or for other Athabasca expansion projects, as these are not yet sufficiently defined in terms of costs and timing.

Tim Faithfull, Shell Canada’s President and CEO, said, “We’re pleased that the Athabasca Oil Sands Project is almost complete and will soon be operational. This project and others included in our investment plan are indicative of our commitment to growth. The Athabasca investment will provide a foundation for future expansion projects, such as the Jackpine Mine, which is currently in the regulatory approval phase. While Shell Canada will need to consider market, cost and environmental aspects in moving growth opportunities forward, I’m confident that we have the capability, the financial capacity and a strong focus on sustainable development which will enable us to continue delivering profitable growth.”

For further information contact:

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Manager, Investor Relations	Manager, Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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